UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 11-K
__________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-33784
__________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SANDRIDGE ENERGY, INC. 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, OK 73102

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	5
Notes to Financial Statements	6
Supplemental Schedules*
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2013	14
Schedule H, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2013	17

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
SandRidge Energy, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of SandRidge Energy, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the Index page is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 17, 2014

SANDRIDGE ENERGY, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2013	2012
Assets
Investments, at fair value	$88,532,245	$74,067,226
Receivables
Employer contributions	646,204	957,477
Employee contributions	797,567	976,740
Notes receivable from participants	2,462,172	2,442,862
Total assets	92,438,188	78,444,305

Liabilities
Accrued expenses	43,147	105,890
Total liabilities	43,147	105,890
Net assets reflecting investments at fair value	92,395,041	78,338,415

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(49,950)	(109,954)
Net assets available for benefits	$92,345,091	$78,228,461

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

Additions
Net appreciation in fair value of investments	$6,109,648
Dividends from investments	1,511,112
Interest on notes receivable from participants	69,737
Contributions
Employer	10,676,639
Employee	12,539,036
Rollovers	590,410
Total additions	31,496,582

Deductions
Payment of benefits	17,321,243
Administrative expenses	58,709
Total deductions	17,379,952
Net increase	14,116,630

Net assets available for benefits, beginning of year	78,228,461
Net assets available for benefits, end of year	$92,345,091

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan
The following description of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”) provides only general information. For a more complete description of the Plan's provisions, participants in the Plan should refer to the Plan Agreement.
      General
The Plan is a defined contribution plan covering all eligible employees of SandRidge Energy, Inc. and its subsidiaries (collectively, the “Company” or “Employer”). Employees must be at least 21 years of age and complete two consecutive months of service with the Company in order to be eligible to participate in the Plan. Eligible employees may begin participating on the first day of the first plan quarter after satisfying the Plan's eligibility requirements. Employees qualifying as eligible rehired participants may begin participating in the Plan immediately. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
      Contributions

Participant Contributions. Eligible employees may contribute a percentage of their pretax compensation to the Plan through a payroll deduction program. The Code and Plan Agreement limit discretionary employee contributions to an annual amount, which is adjusted for inflation under the Code.
Participants may direct contributions into one or more of the available investment options, including a self-directed brokerage account.
Company Contributions. The Company determines the matching contribution to be made to the Plan by the Company for each plan year on the first day of that plan year. For the plan year ended December 31, 2013, the Company made matching contributions to the Plan equal to a dollar for each dollar contributed by the participant up to 15% of the participant's eligible compensation for each payroll period. Company contributions are deposited with the Plan at least annually. During 2013, the Company's contributions to the Plan were made at the same time as the bi-weekly participant contributions.
Company matching contributions are invested entirely in shares of the Company's common stock. Participants may transfer amounts allocated to their accounts from the Company's matching contribution to other investment options available under the Plan upon completion of three years of service. See “Vesting” below.
In addition to Company matching contributions, the Plan permits the Company to make profit sharing contributions at its discretion. Any profit sharing contribution made by the Company shall be allocated to eligible employee accounts in proportion to the employee's compensation as a percentage of total compensation of all eligible employees and will vest based on years of service pursuant to the Plan Agreement. The Company made no profit sharing contributions during 2013.
      Payment of Benefits
The Plan provides for payments of benefits to participants or their beneficiaries (i) upon a participant reaching the age of 60 years old, (ii) in the event of a participant's death, (iii) in the event a participant becomes permanently disabled or (iv) in the event a participant age 59 ½ or older elects to receive in-service distributions.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Vesting
Participants hired before August 1, 2006 are fully vested. Participants hired on or after August 1, 2006 are immediately 100% vested in the discretionary employee contribution portion of their accounts plus earnings thereon. The Company's matching contributions plus earnings thereon vest based on years of service, as shown in the table below, pursuant to the Plan Agreement.
Upon termination of service due to a participant's death, disability or retirement, the participant has a nonforfeitable right to 100% of his or her account balance. Upon termination of service for any other reason, a participant's nonforfeitable interest in the portion of his or her account balance attributable to Company contributions shall be determined in accordance with the following vesting schedule:

Full Years of Credit Service	Vesting Percentage
One year but less than two	25.00%
Two years but less than three	50.00%
Three years but less than four	75.00%
Four years or more	100.00%
      Forfeitures
Unvested Company matching contributions, if any, are forfeited and remain in the Plan following separation of employment due to reasons other than a participant's death, disability or retirement. At December 31, 2013 and 2012, unvested forfeitures of $18,258 and $51,402, respectively, were included in Plan assets. Unvested forfeited amounts may be used to pay Plan expenses that otherwise would be payable by Plan assets or reduce Company matching contributions in accordance with the Plan Agreement. During 2013, forfeitures of $1,583,565 were used to reduce Company matching contributions.
      Termination of the Plan
The Company has the right under the Plan Agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants' accounts will become 100% vested and the Plan's assets will be distributed in accordance with the terms of the Plan Agreement.
      Participant Accounts
Each participant's account is credited with the participant's discretionary contributions and earnings thereon and an allocation of the Company's contributions and earnings thereon. Each participant in the Plan is entitled to the fully vested portion of the participant's account. The amount of benefits to which a participant is entitled is determined as of the date a participant's distribution is processed.
      Notes Receivable from Participants
Participants may obtain loans from the Plan. The minimum amount a participant may borrow from the Plan is $1,000, and the maximum amount a participant may borrow from the Plan is the lesser of $50,000 or 50% of the participant's vested account balance. All notes related to such loans are secured by the participant's vested account balance and bear interest at a rate equal to the prime rate at the time of the loan. Repayments of the notes are made in equal monthly payments over a period not extending beyond five years from the date of the loan.
Plan Administration
The Plan is administered by designated Company personnel. Reliance Trust Company (the “Trustee”) is designated as the Plan's trustee and has delegated responsibility for the custody and management of the Plan's assets to Fidelity Investments (the “Custodian”) and The Newport Group (the “Record Keeper”), respectively. The Company has engaged an investment consultant to assist in (i) selecting appropriate and prudent investment options and (ii) monitoring and evaluating performance results of the investment options to assure that the investment objectives applicable to the investment options are being met. The Company provides administrative and managerial services to the Plan at no charge. Investment expenses charged to the Plan are paid out of Plan assets or by the Company.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

2. Summary of Significant Accounting Policies
      Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The Plan reports investment contracts at fair value in accordance with the Financial Accounting Standards Board's (“FASB”) Accounting Standards Codification (“ASC”) Topic 325, Investments - Other. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. The accompanying statements of net assets available for benefits present the fair value of fully benefit-responsive investment contracts and an adjustment from fair value to contract value of such investment contracts in order to determine net assets available for benefits. The accompanying statement of changes in net assets available for benefits is prepared on a contract value basis.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value, as defined by ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) is the price less costs to sell, if significant, that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. The change in market value of investments is reflected in the statement of changes in net assets available for benefits as appreciation or depreciation in fair value of investments. Investment related expenses are included in net appreciation in fair value of investments. Dividends are recorded on the ex-dividend date.
      Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
      Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits
Benefit payments to Plan participants are recorded when paid.
Risks and Uncertainties
The Plan provides for investment in the Company's common stock, various mutual funds and other investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan's investments.

3. Investments
The following tables present the fair value of Plan investments representing 5% or more of the net assets available for benefits at December 31, 2013 and 2012:

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

	December 31,
	2013	2012
Vanguard Group, Inc. - Vanguard Target Retirement 2020 Fund	$5,517,011	$4,494,866
Vanguard Group, Inc. - Vanguard Target Retirement 2030 Fund	4,813,598	4,474,185
Vanguard Group, Inc. - Vanguard Target Retirement 2040 Fund	6,494,430	5,381,115
SandRidge Energy, Inc. common stock*	31,797,586	28,484,906
___________________
* Includes participant and nonparticipant-directed investments

The net change in value of Plan investments (including investments bought and sold as well as those held during the year) during 2013 is as follows:

Mutual funds	$7,260,382
Common stock	(1,150,734)
Net appreciation of investments	$6,109,648
In addition, the Plan reported dividend income from investments of $1,511,112 for 2013. Accrued interest and dividends receivable were not significant for 2013 or 2012.
Specific investment funds may be added or deleted as investment options under the Plan from time to time. The Plan currently has 33 investment options, including the Company's common stock, and a self-directed brokerage account in which participants have the option to invest their contributions in stocks and bonds.

4. Fair Value Measurements

The Plan measures and reports investments on a fair value basis and has classified and disclosed its fair value measurements using the following levels of the fair value hierarchy in accordance with ASC Topic 820.

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Measurement based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).
Assets and liabilities that are measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The determination of the fair values, stated below, takes into account the market for the Plan's assets, the associated credit risk and other factors as required under ASC Topic 820. The Plan considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
The Plan has assets classified as Level 1 and Level 2 as of December 31, 2013 and 2012 as described below.
Level 1 Fair Value Measurements
Mutual funds. The fair values of mutual funds that invest principally in actively traded marketable securities are derived from quoted market prices as substantially all of these instruments have active markets.
Common stock. Fair value of Company common stock is based on the market price for a share of such common stock as quoted on the New York Stock Exchange on December 31st (or the preceding business day) of the applicable year.
Self-directed brokerage accounts. Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Level 2 Fair Value Measurements
Guaranteed investment fund. The fair value of the guaranteed investment fund is the sum of the fair value of the United States treasury securities and the guaranteed investment contracts (the “GICs”) held by the guaranteed investment fund as determined by the Putnam Fiduciary Trust Company using a discounted cash flow methodology. The fair value of the United States treasury securities is based on quoted market prices of those securities that are actively traded and the estimated fair value of the GICs is based on the credit rating of the counterparty, current interest rates and term of the contracts. The guaranteed investment fund may invest in United States treasury securities and GICs of various entities. As Plan participants transact at contract value, fair value is determined annually for reporting purposes. See Note 5 for further discussion of the guaranteed investment fund and determination of contract value.

The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan's investments as of December 31, 2013 and 2012:

	Investments at Fair Value as of December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income	$1,566,220	$—	$—	$1,566,220
Target	33,727,167	—	—	33,727,167
Small and mid cap	5,660,755	—	—	5,660,755
Large cap	5,700,659	—	—	5,700,659
International	3,204,658	—	—	3,204,658
Other	1,902,109	—	—	1,902,109
Total mutual funds	51,761,568	—	—	51,761,568

Guaranteed investment fund	—	3,862,898	—	3,862,898
SandRidge common stock	31,797,586	—	—	31,797,586
Self-directed brokerage accounts	1,110,193	—	—	1,110,193
Total investments at fair value	$84,669,347	$3,862,898	$—	$88,532,245

	Investments at Fair Value as of December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income	$2,015,518	$—	$—	$2,015,518
Target	26,900,009	—	—	26,900,009
Small and mid cap	3,772,735	—	—	3,772,735
Large cap	3,742,172	—	—	3,742,172
International	2,443,874	—	—	2,443,874
Other	2,120,491	—	—	2,120,491
Total mutual funds	40,994,799	—	—	40,994,799

Guaranteed investment fund	—	3,668,324	—	3,668,324
SandRidge common stock	28,484,906	—	—	28,484,906
Self-directed brokerage accounts	919,197	—	—	919,197
Total investments at fair value	$70,398,902	$3,668,324	$—	$74,067,226

The availability of observable market data is monitored to assess the appropriate classification of the Plan's investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. The Plan’s policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred. During 2013, the Company did not have any transfers between Level 1, Level 2 or Level 3 fair value measurements.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

5. Guaranteed Investment Fund - Fully Benefit-Responsive Investment Contract
The Putnam Investments Stable Value Fund is the Plan's guaranteed investment fund option. The fund may invest in short-term money market instruments and in fully benefit-responsive synthetic GICs with various insurance companies, banks and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal amount of the GIC and an amount of interest that is guaranteed to the Plan.
Because these contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for benefits attributable to the common collective trust. See Note 2 for discussion of the applicable accounting policy. GICs are carried at contract value. Contract value represents invested principal plus contractual interest earned thereon, less participant withdrawals and administrative expenses. The investment contracts are non-transferable, but provide for benefit-responsive withdrawals or transfers by plan participants at contract value.
The fund is designed to preserve principal investment while earning a level of interest income that is consistent with the principal preservation. The fund invests in investment contracts issued by insurance companies and other financial institutions (“wraps”), fixed income securities, and money market funds. Wraps are designed to permit the use of book value accounting to maintain a constant $1 net asset value. In order to maintain the wrap issuers' promise to pay the participant-initiated withdrawals and exchanges at book value, the wraps impose ongoing contractual commitment on the fund as well as the plans invested in the fund. The Plan is required to provide a redemption notice to liquidate its entire share in the fund; however, the fund may defer honoring the withdrawal request for up to 12 months.

There are no reserves against the contract value for the credit risk of the GIC issuer or otherwise. The interest rate for a GIC is based on a formula agreed upon by the Plan and the issuer of the GIC. In no event shall the interest rate be less than zero percent. The key factors that influence future crediting rates include the following: (i) the level of market interest rates, (ii) the amount and timing of participant contributions, transfers and withdrawals, (iii) the investment returns generated, and (iv) the duration of the underlying investments. As of December 31, 2013, the contract value of the guaranteed investment fund was $3,812,948 compared to a fair value of $3,862,898. As of December 31, 2012, the contract value of the guaranteed investment fund was $3,558,370 compared to a fair value of $3,668,324.
The occurrence of certain events can limit the Plan's ability to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan Agreement (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) failure of the Plan's trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that any event will occur that would limit the Plan's ability to transact at contract value with participants.
The following table presents the average yield earned by the Plan's fully benefit-responsive investment contracts before and after adjustments to reflect the actual interest rate credited to participants during the plan years ended December 31, 2013 and 2012. The Putnam Investments Stable Value Fund is a dollar par fund with only dividends credited to participants.

	2013	2012
Average Yields
Based on actual earnings	1.96%	2.40%
Based on interest rate credited to participants	1.94%	2.38%

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

6. Nonparticipant-Directed Investments
Net assets available for benefits as of December 31, 2013 and 2012 included nonparticipant-directed investments in Company common stock of $190,397 and $6,041,257, respectively. The change in net assets related to nonparticipant-directed investments during the 2013 plan year is as follows:

Nonparticipant-directed investment contributions	$5,471,775
Net depreciation in fair value	(188,836)
Benefits paid to participants	(511,692)
Forfeitures	(1,086,998)
Transfer to participant-directed investments	(9,526,617)
Administrative expenses	(8,492)
Net decrease	$(5,850,860)

On December 31, 2013, nonparticipant-directed investments attributable to participants with more than one year of service but less than three years of service were transferred to participant-directed accounts in order to align with changes made to the Plan effective January 1, 2014. See Note 11 for further discussion.

7. Concentration of Market Risk
The Plan has invested a significant portion of its assets in Company common stock. Investments in Company common stock included participant and nonparticipant-directed investments for the plan years ended December 31, 2013 and 2012 and constituted approximately 34% and 36% of the Plan's net assets available for benefits as of December 31, 2013 and 2012, respectively. As a result of this concentration, any significant fluctuation in the market value of Company common stock could impact the net assets of the Plan as well as individual participant account balances.

8. Plan Tax Status
The Plan obtained a determination letter from the Internal Revenue Service (“IRS”) on September 2, 2010 and is qualified under Section 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes that the Plan, as amended and restated, and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2010.

9. Party-in-Interest Transactions
Parties-in-interest (as defined under Department of Labor regulations) to the Plan include any fiduciary of the Plan, any party rendering service to the Plan, the Company as an employer which has employees covered by the Plan and certain others, including Plan participants. During the plan year ended December 31, 2013, the Plan entered into the following transactions with parties-in-interest that are exempt from the Department of Labor regulations that would otherwise prohibit transactions between the Plan and parties-in-interest.

•
Certain Plan investments were held by the Custodian. Transactions between the Plan and the Custodian qualify as party-in-interest transactions due to the Custodian's relationship with the Plan. Total assets invested in the funds managed by the Custodian were $1,316,019 and $674,462 at December 31, 2013 and 2012, respectively.

•	The Plan incurred $58,709 in administrative fees in 2013 to the Record Keeper which qualify as party-in-interest transactions.

•
Transactions involving shares of Company common stock are performed by the Custodian on the open market. The Plan held investments in Company common stock totaling $31,797,586 and $28,484,906 at December 31, 2013 and 2012, respectively.

•	Other assets held by the Plan include notes receivable from participants totaling $2,462,172 and $2,442,862 at December 31, 2013 and 2012, respectively.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

10. Excess Contributions

Benefit payments of $17,321,243 for the plan year ended December 31, 2013 include distributions of $297,478 paid in 2013 to certain participants to refund excess deferral contributions and satisfy the relevant nondiscrimination provisions of the Plan for the plan year ended December 31, 2012. The Company made a qualified non-elective contribution during 2014 to satisfy the relevant nondiscrimination provisions of the Plan for the plan year ended December 31, 2013.

11. Subsequent Events

Effective January 1, 2014, the Plan was amended to allow Participants to direct the investment of Company matching amounts upon completion of one year of service (formerly three years). Upon the close of business on December 31, 2013, nonparticipant-directed investments attributable to participants with more than one year of service but less than three years of service were transferred to participant-directed accounts in order to make such amounts available for diversification upon the open of business on January 2, 2014.

12. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$92,345,091	$78,228,461
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	49,950	109,954
Net assets available for benefits per Form 5500	$92,395,041	$78,338,415

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2013:

Increase in net assets available for benefits per the financial statements	$14,116,630
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	(60,004)
Increase in net assets available for benefits per Form 5500	$14,056,626

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT INCOME	#	$786,854
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2010 FUND	#	2,124,579
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2015 FUND	#	2,043,301
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2020 FUND	#	5,517,011
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2025 FUND	#	2,575,653
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2030 FUND	#	4,813,598
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2035 FUND	#	2,335,018
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2040 FUND	#	6,494,430
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2045 FUND	#	3,335,466
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2050 FUND	#	3,701,257
	Putnam Investments	Common/Collective Trust PUTNAM STABLE VALUE FUND	#	3,862,898
	TCW Investment Management Co.	Registered Investment Company TCW CORE FIXED INCOME FUND	#	589,878
	Franklin Templeton Investments	Registered Investment Company FRANKLIN STRATEGIC INCOME FUND	#	976,342
	American Funds	Registered Investment Company AMERICAN MUTUAL FUND	#	1,061,087
	Parnassus Investments	Registered Investment Company EQUITY INCOME FUND	#	1,635,563
*	Fidelity Management & Research Co.	Registered Investment Company SPARTAN TOTAL MARKET INDEX FUND	#	1,315,787

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value

	Franklin Templeton Investments	Registered Investment Company GROWTH FUND	#	1,688,222
	American Century Investment Mgmt, Inc.	Registered Investment Company MID CAP VALUE FUND	#	870,555
	Columbia Funds	Registered Investment Company COLUMBIA MID CAP INDEX FUND	#	704,141
	Principal Management Corporation	Registered Investment Company MIDCAP BLEND FUND	#	859,497
	Ivy Investment Management Company	Registered Investment Company IVY MID CAP GROWTH FUND	#	652,438
	Columbia Funds	Registered Investment Company COLUMBIA MULTI-ADVISOR SMALL CAP VALUE FUND	#	459,677
	Ridgeworth Funds	Registered Investment Company SMALL CAP VALUE EQUITY FUND	#	517,275
	Vanguard Group, Inc.	Registered Investment Company SMALL-CAP INDEX FUND	#	776,915
	Janus Capital Management, LLC.	Registered Investment Company JANUS TRITON FUND	#	820,257
	American Funds	Registered Investment Company NEW PERSPECTIVE FUND	#	1,101,077
	American Funds	Registered Investment Company EUROPACIFIC GROWTH FUND	#	1,184,578
	American Funds	Registered Investment Company SMALLCAP WORLD FUND	#	242,862
	Oppenheimer Funds, Inc.	Registered Investment Company OPPENHEIMER DEVELOPING MARKETS FUND	#	676,141
	Nuveen Fund Advisors, Inc.	Registered Investment Company NUVEEN REAL ESTATE SECURITIES FUND	#	566,537
	Vanguard Group, Inc.	Registered Investment Company VANGUARD ENERGY FUND	#	1,335,340
*	Fidelity Management & Research Company	Registered Investment Company RETIREMENT MONEY MARKET PORTFOLIO	#	232
	Self-Directed Brokerage Accounts	SELF-DIRECTED BROKERAGE ACCOUNTS	#	1,110,193

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value

*	SandRidge Energy, Inc.	Employer Security SANDRIDGE ENERGY, INC. COMMON STOCK	$37,813,286	31,797,586
	Total investments			88,532,245
*	Participant Loans	Interest Rate of 3.25%	-0-	2,462,172
	Total			$90,994,417

*	Denotes party-in-interest
#	Participant-directed investment; cost information is not required.

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS *
YEAR ENDED DECEMBER 31, 2013

(B)
	(A)	Total	(C)	(D)
	Total Number	Number of	Total Value of	Total Value of	(E)
Description of asset	of Purchases	Sales	Purchases	Sales	Net Gain/(Loss)
Employer Security SandRidge Energy, Inc. common stock	28	—	$5,471,775	$—	$—

*	Schedule is prepared using the alternative way of reporting (iii) series transactions under Department of Labor Regulation 2520.103-6 (d)(2).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SANDRIDGE ENERGY, INC. 401(k) PLAN
Date: June 17, 2014	By:	/s/ R. SCOTT GRIFFIN
R. Scott Griffin
Senior Vice President, Human Resources, on
Behalf of SandRidge Energy, Inc. as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm - McConnell & Jones LLP